April 26, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Scott Anderegg

RE:	Registration Statement on Form S-1

File No. 333-217209

Dear Mr. Anderegg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ocean Power Technologies, Inc. (the “Company”) respectfully requests that the registration statement on Form S-1, File No. 333-217209 (the “Registration Statement”), be declared effective at 5:30 P.M., Washington, D.C. time, on April 26, 2017, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, (ii) the action by the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Ocean Power Technologies, Inc.

/s/ George H. Kirby

George H. Kirby
Chief Executive Officer